                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)(1)

                                VitaminShoppe.Com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92848M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 October 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92848M104               SCHEDULE 13G                Page 2 of 11 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Chase Venture Capital Associates, L.L.C.
      13-337-6808
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  5     SOLE VOTING POWER

                        651,606
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              651,606
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      651,606
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      LLC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

Item 1.

            (a)   Name of Issuer:

                  VitaminShoppe.Com.

            (b)   Address of Issuer's Principal Executive Offices:

                  444 Madison Avenue
                  Suite 802
                  New York, NY  10022

Item 2.

            (a)   Name of Person Filing:

                  Chase Venture Capital Associates, L.L.C.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   Address of Principal Business Office or, if none, Residence:

                  380 Madison Avenue, 12th Floor
                  New York, New York  10017

            (c)   Citizenship:

                  See Row 4 on cover page.

            (d)   Title of Class of Securities (of Issuer):

                  Common Stock

            (e)   CUSIP Number:

                  92848M104

Item 3. If this statement is filed pursuant to Sections 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4. Ownership

            (a)   Amount Beneficially Owned:

                  651,606

            (b)   Percent of Class:

                  9% (as of December 31, 1999)

            (c)   Number of shares as to which such person has:


                               Page 3 of 11 Pages

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

            (i)   651,606
            (ii)  Not applicable.
            (iii) 651,606
            (iv)  Not applicable.

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable


                               Page 4 of 11 Pages

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000

                                        CHASE VENTURE CAPITAL ASSOCIATES, L.L.C.
                                        By: CHASE CAPITAL PARTNERS, its Manager


                                        By: /s/ Jeffrey C. Walker
                                           -----------------------------------
                                           Name: Jeffrey C. Walker
                                           Title:   Managing General Partner


                               Page 5 of 11 Pages

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

                                  EXHIBIT 2(a)

Item 2. Identity and Background.

            This statement is being filed by Chase Venture Capital Associates, LLC, a Delaware limited liability company, formerly Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            CVCA is engaged in the venture capital and leveraged buyout business. The economic member of CVCA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC") and the managing member of CVCA is CCP-SBIC Manager, LLC ("CCP-SBIC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-SBIC has delegated its management authority of CVCA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CVCA.

            Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen (except for Messrs. Britts and Meggs, each of whom are citizens of the United Kingdom and Ms. Aidar who is a citizen of Brazil), whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian and Stuart) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

            Ana Carolina Aidar
            John R. Baron
            Christopher C. Behrens
            Mitchell J. Blutt, M.D.
            David S. Britts
            Arnold L. Chavkin
            David Gilbert
            Eric Green
            Michael R. Hannon
            Donald J. Hofmann
            Jonathan Meggs
            Stephen P. Murray
            John M.B. O'Connor
            Robert Ruggiero
            Susan Segal
            Shahan D. Soghikian
            Lindsay Stuart
            Jeffrey C. Walker
            Timothy Walsh
            Richard D. Waters, Jr.
            Damion E. Wicker, M.D.

            Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ.

            Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.


                               Page 6 of 11 Pages

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

            The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.


                               Page 7 of 11 Pages

                                  SCHEDULE 13G

Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

          Chief Executive Officer                 William B. Harrison, Jr. *
          President                               Jeffrey C. Walker**
          Executive Vice President                Mitchell J. Blutt, M.D. **
          Vice President & Secretary              Gregory Meredith*
          Vice President and Treasurer            Elisa R. Stein**
          Vice President                          Marcia Bateson**
          Assistant Secretary                     Robert C. Carroll*
          Assistant Secretary                     Anthony J. Horan*
          Assistant Secretary                     Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                               Jeffrey C. Walker**

--------

      * Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 11 Pages

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers

                   Walter V. Shipley, Chairman of the Board*
         William B. Harrison Jr., President and Chief Executive Officer*
                       Donald L. Boudreau, Vice Chairman*
                  John J. Farrell, Director of Human Resources*
                        Neal S. Garonzik, Vice Chairman*
     Frederick W. Hill, Director of Corporate Marketing and Communications*
                        Donald H. Layton, Vice Chairman*
                        James B. Lee Jr., Vice Chairman*
                      William H. McDavid, General Counsel*
                   Denis J. O'Leary, Executive Vice President*
                         Marc J. Shapiro, Vice Chairman*
                       Joseph G. Sponholz, Vice Chairman*
                  Jeffrey C. Walker, Senior Managing Director**

                                  Directors***

                                      Principal Occupation or Employment;
Name                                  Business or Residence Address
----                                  -----------------------------
--------------------------------------------------------------------------------
Hans W. Becherer                      Chairman of the Board
                                      Chief Executive Officer
                                      Deere & Company
                                      One John Deere Place
                                      Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                      The Hearst Corporation
                                      959 Eighth Avenue
                                      New York, New York 10019
--------------------------------------------------------------------------------
Susan V. Berresford                   President
                                      The Ford Foundation
                                      320 E. 43rd Street
                                      New York, New York 10017
--------------------------------------------------------------------------------

----------
      * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

      ** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue - 12th Floor, New York, New York 10017.

      *** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 11 Pages

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

                                    Principal Occupation or Employment;
Name                                Business or Residence Address
----                                -----------------------------
------------------------------------------------------------------------------
M. Anthony Burns                    Chairman of the Board and
                                      Chief Executive Officer
                                    Ryder System, Inc.
                                    3600 N.W. 82nd Avenue
                                    Miami, Florida  33166
------------------------------------------------------------------------------
H. Laurence Fuller                  Co-Chairman
                                    BP Amoco p.l.c.
                                    1111 Warrenville Road, Suite 25
                                    Chicago, Illinois  60563
------------------------------------------------------------------------------
Melvin R. Goodes                    Retired Chairman of the Board and CEO
                                    Warner-Lambert Company
                                    201 Tabor Road
                                    Morris Plains, NJ  07950
------------------------------------------------------------------------------
William H. Gray, III                President and Chief Executive Officer
                                    The College Fund/UNCF
                                    9860 Willow Oaks Corporate Drive
                                    P.O. Box 10444
                                    Fairfax, Virginia  22031
------------------------------------------------------------------------------
William B. Harrison, Jr.            President and Chief Executive Officer
                                    The Chase Manhattan Corporation
                                    270 Park Avenue, 8th Floor
                                    New York, New York 10017-2070
------------------------------------------------------------------------------
Harold S. Hook                      Retired Chairman and Chief Executive Officer
                                    American General Corporation
                                    2929 Allen Parkway
                                    Houston, Texas  77019
------------------------------------------------------------------------------
Helene L. Kaplan                    Of Counsel
                                    Skadden, Arps, Slate, Meagher & Flom LLP
                                    919 Third Avenue - Room 29-72
                                    New York, New York 10022
------------------------------------------------------------------------------
Henry B. Schacht                    Director and Senior Advisor
                                    E.M. Warburg, Pincus & Co., LLC
                                    466 Lexington Avenue, 10th Floor
                                    New York, New York 10017
------------------------------------------------------------------------------
Walter V. Shipley                   Chairman of the Board
                                    The Chase Manhattan Corporation
                                    270 Park Avenue
                                    New York, New York 10017
------------------------------------------------------------------------------
Andrew C. Sigler                    Retired Chairman of the Board and
                                    Chief Executive Officer
                                    Champion International Corporation
                                      One Champion Plaza
                                    Stamford, Connecticut 06921
------------------------------------------------------------------------------
John R. Stafford                    Chairman, President and
                                     Chief Executive Officer
                                    American Home Products Corporation
                                    5 Giralda Farms
                                    Madison, New Jersey 07940
------------------------------------------------------------------------------


                              Page 10 of 11 Pages

                                  SCHEDULE 13G
Issuer: VitaminShoppe.Com                                   CUSIP No.: 92848M104

                                      Principal Occupation or Employment;
Name                                  Business or Residence Address
----                                  -----------------------------
--------------------------------------------------------------------------------
Marina v.N. Whitman                   Professor of Business Administration
                                       and Public Policy
                                      The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
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                              Page 11 of 11 Pages